997 Lenox Drive, Suite 100

Lawrenceville, New Jersey 08648

Telephone: (609) 896-9100

August 11, 2020

Via EDGAR and E-Mail

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Celsion Corporation
Registration Statement on Form S-3
Filed: July 31, 2020
File No. 333-240271

Dear Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Celsion Corporation hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-240271) to 5:00 p.m., Eastern time, on Thursday, August 13, 2020, or as soon thereafter as is practicable.

Very truly yours,

Celsion Corporation

By:	/s/ Jeffrey W. Church
Jeffrey W. Church
Executive Vice President and Chief Financial Officer

cc:	Steven G. Canner, Esq.
Baker & McKenzie LLP